FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of : October, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated October 23, 2003, relating to Lafarge Sales to September 30th, 2003.

Page 1 of 12 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 23, 2003
Lafarge reports sales to September 30, 2003

• Sales down 8.6% to € 10,281 million from € 11,251 million

• Negative foreign exchange impact due to Euro appreciation: –9.5%

• Increase of year to date underlying sales: + 3.0%

• Strong third quarter underlying sales: + 6.6%

Sales as at September 30, 2003 declined 8.6% to € 10,281 million from € 11,251 million at September 30, 2002 largely due to significant foreign currency variations which impacted sales by –9.5%. The net scope effect on sales amounted to –2.1% mainly as a consequence of the divestments realized in 2002. Underlying sales were up +3.0% at the end of September, following a much improved third quarter during which sales grew by 6.6%. The level of sales at the end of September keeps us on track with our 2003 objective for operating income on ordinary activities.

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +3.3%

Sales rose 3.3% during the first nine months (–3.4% in Quarter 1, +3.0% in Quarter 2 and +7.7% in Quarter 3).

The pick up in activity levels observed at the end of June were confirmed during the third quarter with sales rising by 7.7% on the back of a strong rise in volumes sold particularly in emerging markets.

Western Europe recorded a slight increase overall, despite lower sales realized in the third quarter in the UK. These were more than offset by strong sales in Greece. In Germany the severe price erosion experienced over the past year has now stabilized and price increases are being implemented.

After a marked improvement in the third quarter with rising volumes and only a marginal price decline overall, sales in North America now show only a modest decline by the end of September. The contrast remains, however, between Canada and the USA. In Canada we continue to record good levels of growth in both volumes sold and prices compared to the USA, where volumes are down and prices continue to be lower than in 2002 in several markets.

Positive sales trends overall were recorded in the rest of the world. Particularly good market conditions allowed strong growth in Romania, Morocco, Jordan, across much of Africa, South Korea and Chile. Favorable pricing trends in Latin America and India helped offset generally lower volumes. Malaysia continued to recover despite continued price pressure. Areas of weakness remain Poland, which is still experiencing a depressed construction market and Venezuela where the unstable economic situation has led to a large fall in volumes. In the Philippines, where the severe price competition over the last year has resulted in a significant decline in sales, the situation has started to improve with increasing volumes and a rise in prices.

AGGREGATES & CONCRETE: +3.7%

Sales rose 3.7% during the first nine months (–0.6% in Quarter 1, +3.3% in Quarter 2 and +6.5% in Quarter 3).

Sales growth in Western Europe continues to be driven by the UK and Spain. In the UK, the aggregates business benefited from major contracts in progress and concrete sales also showed a good level of growth. Spain continues to have record sales. In France, sales at the end of September were marginally down despite positive pricing trends. In North America, aggregates and concrete sales in the US, having been held back earlier in the year by poor weather conditions and slower construction activity, saw some recovery in the third quarter, particularly in the eastern markets. In Canada, where the construction market has been more robust, concrete sales recorded a strong level of sales growth; however, aggregate sales remain below 2002 due to the very poor first half which was adversely affected by unfavorable weather conditions.

Page 2 of 12 Total Pages

ROOFING: +1.0%

Sales increased by 1.0% during the first nine months (–3.2% in Quarter 1, –0.6% in Quarter 2 and +5.5% in Quarter 3).

Sales in Western Europe were marginally down by the end of September. The UK, Italy, Austria and Eastern Europe continue to record good growth in sales. In Germany sales for the year to date remain down overall, however an improvement was recorded in sales volumes with a stabilization of the pitched roof market over the past few months possibly brought about by an anticipated end to subsidies on new houses. Weaker sales continued in France, Scandinavia and the Benelux, particularly for concrete tiles. Sales of roofing components increased by 3% and chimney sales by 6%. In the United States, sales continued to grow exploiting the strong housing market.

GYPSUM: +4.3%

Sales rose 4.3% during the first nine months (+1.9% in Quarter 1, +1.6% in Quarter 2 and +9.5% in Quarter 3).

The increase in sales was due to overall positive growth in Western Europe with a particularly buoyant market in the UK. In Asia, all markets showed sustained growth. In North America, volumes were held back by lower commercial construction, but prices have edged up to an average of US$100 per thousand square feet in September.

NEGATIVE FOREIGN EXCHANGE IMPACT OF –9.5% AMOUNTING TO € 1,060 MILLION

The effect of foreign currency fluctuations on the first nine months of 2003 sales was significant. The strong appreciation of the Euro had a material translation impact on sales generated in the following currencies: US Dollar (€ 452 million), Pound Sterling (€ 104 million), Canadian Dollar (€ 82 million), Brazilian Real (€ 58 million), and the Malaysian Ringgit (€ 58 million).

SCOPE CHANGES OF –2% AMOUNTING TO € 202 MILLION

Sales in the first nine months from acquisitions amounted to € 180 million. Divestments and the change in the consolidation method for Morocco resulted in a reduction in sales of € 382 million.

CONSOLIDATED SALES AS AT SEPTEMBER 30, 2003

	September 30, 2003 € Million	September 30, 2002 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination

Cement	4,837	5,433	–11.0%	+2.5%	+3.3%
Aggregates & Concrete	3,341	3,612	–7.5%	+3.8%	+3.7%
Roofing	1,119	1,157	–3.3%	+1.0%	+1.0%
Gypsum	896	878	+2.1%	+4.0%	+4.3%
Others	88	171	–48.5%	+11.7%
TOTAL	10,281	11,251	–8.6%	+3.0%	NA

Page 3 of 12 Total Pages

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

Lafarge’s next financial publication – 2003 full year sales – will be on January 28, 2004 (before the Euronext stock market opens), and not on January 22, 2004 as previously announced.

For release worldwide with simultaneous release in the United States.

PRESS CONTACTS:	INVESTOR RELATIONS:
Véronique Doux : 33-1 44-34-19-47 veronique.doux@lafarge.com	James Palmer : 33-1 44-34-11-26 james.palmer@lafarge.com
Brunswick Stéphanie Tessier 33-1 53-96-83-79 stessier@brunswickgroup.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Commission des Opérations de Bourse and the US Securities and Exchange Commission including its Reference Document COB number D03-0375 as updated on June 5, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

2003: Conference Call on Sales to September 30, 2003
Following the release of Lafarge’s sales to September 30, 2003, a conference call will be held on:
October 23rd, 2003 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Investor Relations

If you wish to participate in the conference call, please dial:
From France +33 (0) 1 70 99 32 98
From UK +44 (0) 20 8400 6318
From UK toll free 0 80 0279 2520
From USA +1 303 262 2193
From USA toll free +1 800 218 0713
Conference call name: “Lafarge”

A replay of the conference call will be available from October 23rd, 2003 at 5.30 pm CET to November 4th, 2003 at 5.30 pm CET at the following numbers:
From France ++33 (0) 1 70 99 32 94 Access code: 132145#
From UK +44 (0) 20 8797 2499 Access code: 944493#
From UK toll free 0 80 0026 0020 Access code: 944493#
From USA +1 303 590 3000 Access code: 556374#
From USA toll free +1 800 405 2236 Access code: 556374#

Page 4 of 12 Total Pages

Consolidated Figures (YTD)

Sales
(Millions of euros)	2003Q3	2002Q3	03/02

By geographical zone of destination

Western Europe	4,366	4,598	–5%
Central and Eastern Europe	522	452	15%
Emerging Mediterranean	431	526	–18%
North America	2,880	3,396	–15%
Latin America & the Caribbean	453	557	–19%
Sub Saharan Africa/Indian Ocean/Other	675	672	0%
Asia /Pacific	954	1,050	–9%

By business line

Cement	4,837	5,433	–11%
Aggregates & Concrete	3,341	3,612	–8%
Roofing	1,119	1,157	–3%
Gypsum	896	878	2%
Others	88	171	–49%

Total	10,281	11,251	–9%

Page 5 of 12 Total Pages

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)
(millions of tonnes)	2003Q3	2002Q3 (1)	03/02

Western Europe	23.3	25.0	–7%
Central and Eastern Europe	6.6	5.4	22%
Emerging Mediterranean	8.1	8.5	–5%
North America	13.4	13.5	–1%
Latin America & the Caribbean	4.6	5.1	–10%
Sub Saharan Africa/ Indian Ocean	8.3	7.6	9%
Asia/Pacific	17.0	15.3	11%

Total	81.3	80.4	1%

Sales after elimination of inter divisional sales by geographical zone of destination
(Millions of euros)	2003Q3	2002Q3	03/02

Western Europe	1,592	1,762	–10%
Central and Eastern Europe	309	261	18%
Emerging Mediterranean	355	439	–19%
North America	1028	1244	–17%
Latin America & the Caribbean	309	392	–21%
Sub Saharan Africa/Indian ocean/Others	567	589	–4%
Asia/Pacific	677	746	–9%

Total consolidated sales	4,837	5,433	–11%

Sales before elimination of inter divisional sales by origin				Like
(Millions of euros)	2003Q3	2002Q3	03/02	for like

Western Europe	1,786	1,914	–7%
Central and Eastern Europe	321	268	20%
Emerging Mediterranean	327	436	–25%
North America	1,159	1,388	–16%
Latin America & the Caribbean	347	435	–20%
Sub Saharan Africa/Indian ocean/Others	657	665	–1%
Asia/Pacific	666	749	–11%

Total before elimination of inter-divisional sales	5,263	5,855	–10%	3.3%
Total consolidated sales	4,837	5,433	–11%	2.5%

(1) The 2002 figures were restated after reallocation of trading activities

Page 6 of 12 Total Pages

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries

Pure aggregates before elimination with asphalt & Paving
(millions of tonnes)		2003Q3	2002Q3	03/02

Western Europe		56.4	54.4	4%
North America		86.6	86.9	0%
Other countries		14.2	13	9%

Total		157.2	154.3	2%

Concrete
(millions of cbm)		2003Q3	2002Q3	03/02

Western Europe		10.7	11.3	–5%
North America		8.1	8.1	0%
Other countries		7.3	7.7	–5%

Total		26.1	27.1	–4%

Sales after elimination of inter divisional sales by geographical zone of destination					Like
(Millions of euros)		2003Q3	2002Q3	03/02	for like

Aggregates & related products		1,521	1,626	–6%
Ready-mix concrete & concrete products		1,820	1,986	–8%

Total Aggregates & Concrete		3,341	3,612	–8%	3.8%

of which	Western Europe	1,394	1,395	0%
"	North America	1,578	1,820	–13%
"	Other countries	369	397	–7%

Sales before elimination of inter divisional sales by origin					Like
(Millions of euros)		2003Q3	2002Q3	03/02	for like

Aggregates & related products		1,533	1,639	–6%
Ready-mix concrete & concrete products		1,822	1,988	–8%

Total Aggregates & Concrete (bef elim of inter-comp. sales)		3,355	3,627	–7%	3.7%

of which	Western Europe	1,401	1,405	0%
"	North America	1,582	1,823	–13%
"	other countries	372	399	–7%

Page 7 of 12 Total Pages

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
		2003Q3	2002Q3	03/02

Concrete roof tiles	(millions of m2)
Western Europe		53.0	53.3	–1%
North America		14.7	14.0	5%
other countries		27.0	28.2	–4%

Clay roof tiles	(millions of m2)
Western Europe		18	17.7	2%
other countries		1.2	1.2	0%

Chimneys	(kms)	2,095	2,033	3%

Sales (after elimination of intra-divisional sales by origin)					Like
(Millions of Euros)		2003Q3	2002Q3	03/02	for like

Total		1,119	1,157	–3%	1.0%

of which concrete roof tiles	Western Europe	405	417	–3%
"	North America	79	91	–13%
"	Other countries	82	93	–12%
of which clay roof tiles		199	194	3%
of which chimneys (1)		130	125	4%
	of which other roofing products	224	237	–5%

(1) Including the "other roofing products" of the Chimney business.

Page 8 of 12 Total Pages

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
(millions of m2)	2003Q3	2002Q3	03/02

Total	470	423	11%

Sales (after elimination of intra-divisional sales by origin)				Like
(Millions of euros)	2003Q3	2002Q3	03/02	for like

Total	896	878	2%	4.3%

of which Western Europe	518	483	7%
of which North America	167	193	–13%
of which other countries	211	202	4%

Page 9 of 12 Total Pages

YTD Sales variance analysis by region and in major markets.*

	Volume effect %	Price, product, customer & other mix effect %	Activity variation 2002%

CEMENT
Western Europe	3.3	–1.6	1.6
France	–3.3	3.3	0
UK	–0.4	–2.1	–2.5
Spain	5.8	1	6.7
Germany	21.5	–35.8	–14.3
Greece	8	4	12
Central and Eastern Europe	–0.3	6.2	5.9
Poland	–8	–1.1	–9
Romania	2.4	21.4	23.8
Mediterranean Basin	3.1	8.1	11.2
Turkey	1.9	11.3	13.2
Morocco	8.4	3.3	11.7
Jordan	2.1	8.1	10.2
Egypt	9.7	2.1	11.8
North America	–0.9	0.3	–0.7

Latin America, Caraibs	–6.3	9.7	3.4
Brazil	–7.8	26.4	18.6
Venezuela	–29.8	21.1	–8.7
Chile	3.9	7.7	11.6
Africa, Indian ocean	0.9	11.5	12.4
Kenya	4.1	3.7	7.8
Nigeria	–1.6	12.8	11.2
South Africa	–4	13.2	9.2
Asia, Middle East	9.6	–3.9	5.7
Malaysia	12.7	–7.3	5.4
Philippines	14.3	–17.6	–3.3
India	–8.4	9.2	0.7
South Korea	4.5	6.2	10.7

Total CEMENT	3	0.3	3.3

AGGREGATES
France	–3	2.5	–0.4
UK (Pure Aggregates) (1)	2	6.9	8.9
North America (Pure Aggregates)	–1.4	3.8	2.4

Total AGGREGATES	0.4	3.5	3.9

CONCRETE
France	–4	4	0.1
UK	5.6	5.8	11.5
North America	0.4	1.8	2.2

Total CONCRETE	0.1	3.6	3.7

(1) UK sales impacted by aggregates levy. Price effect without aggregates levy was 3,5%,

* Variance on like sales before elimination of sales between Divisions

Page 10 of 12 Total Pages

YTD Sales variance analysis by region and in major markets.*

	Volume effect %	Price, product, customer & other mix effect %	Activity variation 2002%

ROOFING
Western Europe Concrete T&F	–2	–0.1	–2.1
Western Europe Clay T&F	1.4	–0.1	1.4
UK
Concrete	4	2.3	6.2
Clay	–0.6	4.3	3.7
France
Concrete	–8.6	0.4	–8.2
Clay	–3.6	3.3	–0.3
Germany
Concrete	–5.2	–1.1	–6.3
Clay	9.9	–3.5	6.4

United States (Concrete)	4.6	0	4.6

Chimneys	2.6	2.6	5.3
Accessories		3.2	3.2

Total ROOFING			1.0

GYPSUM
BOARDS
Western Europe	6.1	0.7	6.8
North America	–0.6	1.8	1.2
Asia / Pacific	13.1	–0.7	12.4

TOTAL GYPSUM			4.3

* Variance on like sales before elimination of sales between Divisions

Page 11 of 12 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 23, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 12 of 12 Total Pages